LONCOR RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 27, 2020, is furnished in connection with the solicitation of proxies by the management of LONCOR RESOURCES INC. (the "Corporation" or "Loncor") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice").  It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation.  The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each of the persons named in the enclosed form of proxy is an officer of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TSX TRUST COMPANY, 301 - 100 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 24TH DAY OF JUNE, 2020, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.  The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited.  If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders.  In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders.  If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's voting instruction form (the "Corporation's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's VIF and return it to TSX Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593.  If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's VIF (and striking out the names of the persons designated in such form) and return the Corporation's VIF to TSX Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting.  The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions.  If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting.  Your shares can only be voted in accordance with your instructions.  If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

The Corporation is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders.  The Corporation has elected to pay for the delivery of the Meeting materials to objecting non-registered shareholders by intermediaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As of the date of this Circular, an aggregate of 102,178,638 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding.  Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

All shareholders of record at the close of business on May 26, 2020 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only persons or companies who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation are as follows:

Name	Number of Common Shares	Total of Common Shares

Arnold T. Kondrat (1)	28,963,909	28.35%

Resolute Canada 2 Pty Ltd	26,650,000	26.08%

_______________________________
(1) Mr. Kondrat is Chief Executive Officer and a director of the Corporation.  See "Election of Directors".

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.  References in this Circular to "$" or "US$" are to United States dollars and references in this Circular to "Cdn$" are to Canadian dollars.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than ten (10) directors and not less than three (3) directors to be elected annually.  The number of directors to be elected at the Meeting is five (5).  The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees.  Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of each of these nominees. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares Beneficially Owned, Controlled or Directed (2)
Zhengquan (Philip) Chen (3) (4) Director Toronto, Ontario Canada	Managing Partner of Dynaco Capital Inc. (a Toronto-based financial advisory firm).	June 28, 2019	Nil
Peter N. Cowley President Cobham, Surrey United Kingdom	President of the Corporation.	Not applicable (nominee director)	60,000

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares Beneficially Owned, Controlled or Directed (2)
Arnold T. Kondrat Chief Executive Officer and a director Toronto, Ontario Canada	Chief Executive Officer of the Corporation; Chief Executive Officer and President of Gentor Resources Inc. (a mineral exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	August 24, 1993	28,963,909
Richard J. Lachcik (3) (4) Director Wasaga Beach, Ontario, Canada	Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years.	June 29, 1998	5,833
William R. Wilson (3) (4) Director Arvada, Colorado U.S.A	Self-employed mineral industry consultant (provides consulting services in the areas of corporate management, engineering and marketing).	July 15, 1997	1,667

(1) Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular.  Based on these requirements, the principal occupations during the last five years of each of Mr. Chen and Mr. Cowley must be disclosed.  Mr. Chen has been Managing Partner of Dynaco Capital Inc. during the last five years.  Dynaco Capital Inc. is a financial advisory firm based in Toronto and associated with numerous North American and Asian venture capital and private equity funds and multi-billion dollar Chinese conglomerates.  He works on transactions between Chinese firms and North American companies.  The principal occupations of Mr. Cowley during the last five years are as follows: President of the Corporation since October 2019 and, prior thereto, independent geological consultant; non-executive director of Cluff Natural Resources plc (an oil and gas exploration company); non-executive director of Amara Mining plc (a gold exploration company) until April 2016; and non-executive director of Banro Corporation (a gold mining company) until August 2017.  Mr. Cowley previously served as Chief Executive Officer and President of the Corporation from 2009 to 2015.  Mr. Cowley is a geologist with over 40 years' experience in the minerals industry and a history of major exploration successes in Africa, including the Democratic Republic of the Congo.

(2) The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3) Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(4) Member of the compensation committee of the board of directors of the Corporation (the "Compensation Committee").

Majority Voting Policy for Elections of Directors

Under the Ontario Business Corporations Act (the Corporation's governing corporate legislation), director elections are based on the plurality system, where shareholders vote "for" or "withhold" their votes for a director.  Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour.  The board of directors of the Corporation (the "Board") believes that each of its members should have the confidence and support of the shareholders of the Corporation.  On May 30, 2013, the directors unanimously adopted a majority voting policy (the "Majority Voting Policy"), a copy of the current version of which is attached as Appendix "A" to this Circular.  Each of management's nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by it.  The Majority Voting Policy states that if in an uncontested election a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law.  Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board.  The Board will refer the resignation to the Compensation Committee for consideration and a recommendation.  Except in special circumstances that would warrant the continued service of the director on the Board, the Compensation Committee will be expected to recommend that the Board accept the resignation.  Within 90 days after the meeting, the Board will make its decision and announce it by press release.  Absent exceptional circumstances, the Board must accept the resignation of the director.

Audit Committee Information

Reference is made to the following sections of the Corporation's annual report on Form 20-F dated April 6, 2020 (the "Annual Report") for additional disclosure relating to the Audit Committee required to be included in the Annual Report by National Instrument 52-110 - Audit Committees: the information relating to Messrs. Chen, Lachcik and Wilson on page 65 of the Annual Report; the paragraph under "Audit Committee" on pages 71 and 72 of the Annual Report; and item 16.C. of the Annual Report.  A copy of the Annual Report can be obtained from SEDAR at www.sedar.com.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of Arehada Mining Limited (the "Arehada") not filing audited financial statements for the year ended December 31, 2010, the accompanying management's discussion and analysis, related CEO and CFO certifications and annual information form (collectively, the "2010 Annual Filings") by the prescribed deadline, the Ontario Securities Commission (the "OSC") issued a temporary cease trade order against Arehada on April 6, 2011.  The OSC, the British Columbia Securities Commission and the Alberta Securities Commission issued permanent cease trade orders against Arehada on April 18, 2011, April 8, 2011 and July 21, 2011, respectively (the "Cease Trade Orders").  Due to the delay in filing of the 2010 Annual Filings, Arehada was also not able to file the unaudited interim financial statements for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011, the accompanying management's discussion and analysis and related CEO and CFO certifications (collectively, the "2011 Interim Filings") by the prescribed deadline.  Arehada subsequently filed the 2010 Annual Filings and 2011 Interim Filings but abandoned an application to revoke the Cease Trade Orders.  In addition, Arehada did not file the audited financial statements for the years ended December 31, 2011 and 2012, the accompanying management's discussion and analysis, and related CEO and CFO by the prescribed deadline, and Arehada has not filed any interim financial statements, the interim accompanying management's discussion and analysis and related CEO and CFO certifications for any interim period since September 30, 2011.  As a result, the Cease Trade Orders are still in effect.  Mr. Zhengquan (Philip) Chen, a director of the Corporation, was a director of Arehada when the Cease Trade Orders were issued.

Corporate Bankruptcies

Except as described below, no proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On December 22, 2017, Banro Corporation ("Banro") and its Barbados-based subsidiaries (together with Banro, the "Banro Companies") commenced restructuring proceedings under the Companies' Creditors Arrangement Act pursuant to an order granted by the Ontario Superior Court of Justice (Commercial List) (the "Court").  On March 27, 2018, the Banro Companies' restructuring plan was sanctioned by the Court, and on May 3, 2018 the said restructuring plan became effective.  Mr. Peter N. Cowley, a nominee director of the Corporation, was a director of Banro until August 2017.

Personal Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

 No proposed director of the Corporation, as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

McGovern Hurley LLP ("McGovern") were reappointed as auditors of the Corporation at the annual and special meeting of shareholders of the Corporation held on June 27, 2019.  McGovern had been first appointed auditors of the Corporation effective March 13, 2018.  On November 29, 2019, the Corporation received a letter (the "Resignation Letter") from McGovern dated November 29, 2019 which stated that: "We have appreciated the opportunity to work with you and the Loncor Resources Inc. ("Loncor") team over the number of years.  Our firm has recently decided that as a firm, we will no longer perform audit services for public entities registered with the U.S. Securities and Exchange Commission.  As a result, we regret that we will no longer be able to provide audit services to Loncor effective November 29, 2019.  We will cooperate with your new audit firm to help ensure a smooth transition."

The resignation of McGovern as auditors of the Corporation was not considered by the Audit Committee or the Board prior to receipt of the Resignation Letter.  On January 16, 2020, the Board, on the recommendation of the Audit Committee, appointed Kreston GTA LLP as the new auditors of the Corporation.

The auditors' reports of McGovern on the financial statements of the Corporation for the years ended December 31, 2018 and December 31, 2017 did not express a modified opinion, and there were no "reportable events" (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) prior to McGovern's resignation.

Attached to this Circular as Appendix "B" is a copy of the "reporting package" relating to the change of auditors (comprising Notices of Change of Auditors from the Corporation and letters from McGovern and Kreston GTA LLP), as required by section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations.

Shareholders of the Corporation will be asked at the Meeting to appoint Kreston GTA LLP as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration.  The resolutions shareholders will be asked to approve must be passed by a majority of the votes cast by shareholders at the Meeting in respect of each resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said appointment of Kreston GTA LLP as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

AMENDMENT TO STOCK OPTION PLAN

 The Corporation has a Stock Option Plan (the "Option Plan") for the benefit of directors, officers, employees and consultants of the Corporation or any subsidiary of the Corporation.  The terms of the Option Plan are summarized in this Circular under "Terms of Stock Option Plan".  The Board believes that stock options provide an effective tool for the Corporation to enable the Corporation to attract and retain key personnel in the face of competition from much larger companies, without having to sharply increase salary levels.  The Board has amended the Option Plan (which is described below and which is defined below as the "Plan Amendment") to make the Option Plan a "rolling" stock option plan rather than a fixed number stock option plan, whereby a fixed percentage (the "Fixed Percentage") of the outstanding shares are reserved for issuance upon the exercise of stock options granted under the plan, rather than having a fixed maximum number of shares reserved for this purpose..  A copy of the Option Plan which includes the Plan Amendment is attached to this Circular as Appendix "C".  Shareholders will be asked at the Meeting to approve the Plan Amendment and the Option Plan as amended by the Plan Amendment, together with certain stock options granted under the amended Option Plan, all as described below.

 Prior to the Plan Amendment, section 2 of the Option Plan read as follows: "Subject to Section 10 of the Plan, the number of common shares in the capital of the Corporation (the "Common Shares") reserved from time to time for issuance to Eligible Optionees (as hereinafter defined) pursuant to Stock Options under the Plan shall not exceed 4,000,000 Common Shares."

Subject to and conditional upon receipt of required shareholder and Toronto Stock Exchange approvals, the Board has amended section 2 of the Option Plan to read as follows (such amendment referred to herein as the "Plan Amendment"):

"The total number of common shares in the capital of the Corporation ("Common Shares") issuable upon the exercise of all outstanding Stock Options granted under this Plan shall not at any time exceed 10% of the total number of outstanding Common Shares, from time to time. This Plan is considered an "evergreen" plan, since the Common Shares covered by Stock Options which have been exercised or terminated shall be available for subsequent grants under this Plan and the number of Stock Options available to grant increases as the number of outstanding Common Shares increases."

Reference is made to the copy of the amended Option Plan attached hereto as Appendix "C" (see section 2 of the Option Plan).

Prior to the Plan Amendment, the Option Plan was a fixed number stock option plan, as section 2 of the Option Plan provided that a fixed maximum number of shares (4,000,000) could be issued pursuant to the exercise of stock options granted under the Option Plan.  Under a fixed number stock option plan, as stock options are granted under the plan, the number of stock options available for future grants is reduced by an amount equal to the number of stock options granted.  It therefore becomes necessary from time to time to replenish the number of stock options available under the plan in order to be able to continue utilizing the plan.  As a result of the Plan Amendment, the Option Plan is a "rolling" stock option plan (with the Fixed Percentage set at 10%), pursuant to which the number of stock options available to grant under Option Plan increases automatically as the number of outstanding common shares of the Corporation increases (including where an increase in the number of outstanding common shares is a result of an exercise of stock options).

The Board believes that a "rolling" stock option plan is in the best interests of the Corporation as it accomplishes the same principal goal as a fixed number stock option plan, namely aligning the interests of the Corporation's directors, officers, employees and consultants with the Corporation's shareholders, and should (a) allow for greater flexibility in the number of stock options available under the Option Plan (the number of stock options available under the Option Plan will automatically increase, without any further action by the Board or the Corporation's shareholders, when there are increases in the number of outstanding common shares of the Corporation), and (b) reduce the administrative time and costs associated with the Option Plan, since it will be easier to administer (under the rules of the Toronto Stock Exchange, a "rolling" stock option plan is only required to be approved by the Corporation's shareholders every three years and not every time the Corporation seeks to increase the number of shares issuable under the Option Plan, as is required for a fixed number stock option plan).

The Corporation currently has outstanding under the Option Plan a total of 5,110,000 stock options, which stock options entitle the holders to purchase a total of 5,110,000 common shares of the Corporation ("Common Shares") (such number of shares is equal to 5.001% of the number of Common Shares which are currently outstanding).  Taking into account the Plan Amendment (with the Fixed Percentage being 10%), the total number of new stock options that may be granted under the Option Plan, based on the number of Common Shares currently outstanding, is stock options to purchase a total of 5,107,863 Common Shares (such number of shares is equal to 4.999% of the number of Common Shares which are currently outstanding).

 Of the 5,110,000 stock options which are currently outstanding under the Option Plan, 1,170,000 (the "Conditional Options") of these are subject to and conditional upon the Plan Amendment being approved by the Corporation's shareholders (the 1,170,000 Conditional Options are equal to 1.15% of the number of currently outstanding Common Shares).  The other 3,940,000 stock options (such number being equal to 3.86% of the number of currently outstanding Common Shares) outstanding under the Option Plan do not require shareholder approval, as they are within the limits of the Option Plan prior to the Plan Amendment.  None of the Conditional Options may be exercised until shareholders have approved the Plan Amendment.  As well, if shareholders do not approve the Plan Amendment the Conditional Options will be cancelled and the Corporation will only have an additional 60,000 Common Shares (such number being equal to 0.06% of the number of currently outstanding Common Shares) available for stock option grants under the Option Plan.  The following table sets out additional information regarding the Conditional Options:

Date of Grant	Optionee	No. of Options	Exercise Price (Cdn$)	Expiry Date
April 19, 2020	Officer	250,000	$0.45	April 19, 2025
Jan. 14, 2020	Employee	20,000	$0.40	Jan. 14, 2025
Dec. 6, 2019	Directors and Officers	900,000	$0.40	Dec. 6, 2024

Shareholder Approval

Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, (a) the Plan Amendment, (b) the Option Plan as amended by the Plan Amendment, and (c) the Conditional Options.  The resolution shareholders will be asked to approve is as follows:

WHEREAS prior to the amendment described in the next recital, section 2 of the Corporation's Stock Option Plan read as follows: "Subject to Section 10 of the Plan, the number of common shares in the capital of the Corporation (the "Common Shares") reserved from time to time for issuance to Eligible Optionees (as hereinafter defined) pursuant to Stock Options under the Plan shall not exceed 4,000,000 Common Shares."

AND WHEREAS the board of directors of the Corporation has amended section 2 of the Corporation's Stock Option Plan to read as follows (such amendment referred to herein as the "Plan Amendment"):

"The total number of common shares in the capital of the Corporation ("Common Shares") issuable upon the exercise of all outstanding Stock Options granted under this Plan shall not at any time exceed 10% of the total number of outstanding Common Shares, from time to time. This Plan is considered an "evergreen" plan, since the Common Shares covered by Stock Options which have been exercised or terminated shall be available for subsequent grants under this Plan and the number of Stock Options available to grant increases as the number of outstanding Common Shares increases."

AND WHEREAS a copy of the Corporation's Stock Option Plan which includes the Plan Amendment (the "Amended Option Plan") is attached as Appendix "C" to the Corporation's management information circular dated May 27, 2020 (the "Circular") sent to shareholders of the Corporation in respect of the annual and special meeting of shareholders held on June 26, 2020 (the "Meeting");

AND WHEREAS of the 5,110,000 stock options which are currently outstanding under the Amended Option Plan, 1,170,000 (the "Conditional Options") of these are subject to and conditional upon the Plan Amendment being approved by the Corporation's shareholders;

AND WHEREAS additional details with respect to the Conditional Options are set out in a table on page 10 of the Circular;

AND WHEREAS shareholders of the Corporation wish to approve, confirm and ratify pursuant hereto (a) the Plan Amendment, (b) the Amended Option Plan, and (c) the Conditional Options;

NOW THEREFORE BE IT RESOLVED THAT:

1.  the Plan Amendment and the Amended Option Plan be and are hereby approved, confirmed and ratified;

2. the Conditional Options be and are hereby approved, confirmed and ratified;

3. any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with any of the foregoing; and

4. the Amended Option Plan shall require re-approval of shareholders of the Corporation at the annual shareholders' meeting held in the year 2023, provided, however, that such shareholders' meeting shall be held no later than June 26, 2023 (which is three years from the date of the Meeting).

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

NAME CHANGE

 Loncor is a gold exploration company.  To better identify the Corporation's business, the Board wishes to change the name of the Corporation to "Loncor Gold Inc.", or such other name as may be approved by the Board and applicable regulatory authorities.  To change the name of the Corporation, the articles of the Corporation must be amended.  Such an amendment must be authorized by a special resolution of shareholders.  Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation to change the name of the Corporation to "Loncor Gold Inc.", or such other name as may be approved by the Board and applicable regulatory authorities.  The special resolution shareholders will be asked to approve is as follows:

 BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.  the articles of the Corporation be amended to change the name of the Corporation to "Loncor Gold Inc.", or such other name as may be approved by the board of directors of the Corporation and applicable regulatory authorities;

2.  any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver, or cause to be delivered, articles of amendment of the Corporation, as required pursuant to the Ontario Business Corporations Act, and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the said change of name; and

3.  the directors of the Corporation are hereby authorized, in their discretion, to revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation.

 To be approved, the above special resolution must be passed by at least two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the special resolution.

 Following the name change (assuming that the above special resolution is passed at the Meeting and articles of amendment are subsequently filed by the Corporation to give effect thereto), shareholders of the Corporation will not be required to surrender and exchange their share certificates of Loncor Resources Inc. for new share certificates with the Corporation's new name.  All share certificates of Loncor Resources Inc. will remain valid.  However, share certificates with the new name will be issued when share certificates of Loncor Resources Inc. are tendered to the Corporation's transfer agent, TSX Trust Company, for transfer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the compensation of certain officers of the Corporation.  The identified named officers of the Corporation (the "NEOs") who are the focus of this CD&A and who appear in the compensation tables of this Circular are: Arnold T. Kondrat, who is Chief Executive Officer of the Corporation (the "CEO"), and Donat K. Madilo, who is Chief Financial Officer of the Corporation (the "CFO").

As the Corporation's business is the exploration of mineral properties, the Corporation has to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs and otherwise fund its operations.  As a result, the Board has attempted to keep the cash compensation paid to the Corporation's senior officers relatively modest, while providing long-term incentives through the granting of stock options.  This is consistent with the Corporation's objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee.  The Compensation Committee is currently comprised of three directors, namely Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson, each of whom has been determined to be independent within the meaning of section 1.4 of National Instrument 52-110.  The following is a brief summary of the experience of each member of the Compensation Committee relevant to his responsibilities in executive compensation.

Zhengquan (Philip) Chen - Mr. Chen is managing partner of Dynaco Capital Inc., a Toronto-based financial advisory firm associated with numerous North American and Asian venture capital and private equity funds.  He has served in this role since September 2007.  Mr. Chen is currently the Chairman of a publicly traded company listed on the Canadian Securities Exchange.  Philip gained his B.Sc. and LL.M degrees in China and an EMBA degree from the University of Hawaii.

Richard J. Lachcik - Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years.  His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers.  He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson - Mr. Wilson holds a Masters of Business Administration from the University of Southern California.  He has been a director and senior officer of a number of public mineral resource companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.  His experience also includes responsibility for professional contracts and compensation in several publicly traded mining and technology companies.

The significant experience of the Compensation Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Corporation's compensation policies and practices.  All members of the Compensation Committee have been determined to be "financially literate" within the meaning of National Instrument 52-110, and are knowledgeable about the Corporation's compensation program.

Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board (if any), evaluate annually the performance of the CEO and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board (if any), review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, stock options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation's Stock Option Plan and recommend same to the Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

No formal policies or practices have been adopted by the Board or the Compensation Committee to determine the compensation for the Corporation's directors or executive officers.  A compensation consultant or advisor has not, at any time since the Corporation's most recently completed financial year, been retained to assist the Board or the Compensation Committee in determining compensation for any of the Corporation's directors or executive officers.

Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding any annual bonuses) are to be made by the Board based on the recommendation of the Compensation Committee.  The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the CEO, in making recommendations to the Board regarding senior officer compensation.  Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.

In making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year.  The criteria upon which these recommendations are based has tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives.  The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation.  In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level and does not compare its compensation to a specific peer group of companies.  In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels.  External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, any bonuses and prior awards under the Stock Option Plan).

Stock options are granted by the Board under the Corporation's Stock Option Plan to senior officers upon their commencement of service.  Additional grants are also made periodically under the Stock Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives.  The Board determines the particulars with respect to stock option grants.  The exercise price of each stock option granted under the Stock Option Plan is set at or above the closing price of the Common Shares on the Toronto Stock Exchange on the day preceding the grant.  See "Compensation Program - Compensation Program Design - Compensation Mix - Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders.  The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level.  Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location.  The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

Compensation Program Design

Compensation Risk Management

The Compensation Committee evaluates the risks, if any, associated with the Corporation's compensation policies and practices.  Implicit in the Board's mandate is that the Corporation's policies and practices respecting compensation, including those applicable to the Corporation's NEOs, be designed in a manner which is in the best interests of the Corporation and its shareholders.  Risk evaluation is one of the considerations for this review.

A portion of the Corporation's executive compensation consists of stock options granted under the Corporation's Stock Option Plan.  Such compensation is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long term value creation.  Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Corporation and its shareholders is extremely limited.

The other two main elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.  In addition, the Compensation Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Corporation and its shareholders that would be beneficial to them with regard to their short-term compensation when their longer-term compensation might be put at risk from their actions.

The Corporation's compensation programs also allow for discretionary assessment of performance by the Compensation Committee to ensure that pay aligns with both perceived and actual performance.  In addition, all major transactions require approval by the Board.

Due to the size of the Corporation, and the current level of the Corporation's activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Corporation's compensation policies and practices.  Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Corporation may be reviewed, and which includes executive compensation.  No risks have been identified arising from the Corporation's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Corporation has a policy prohibiting directors and officers of the Corporation from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Mix

The total compensation mix was designed on the basis of the Corporation's compensation objectives.  Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	• Attract and retain • Reward	• Competitive pay ensures access to skilled personnel necessary to achieve corporate objectives.
Bonuses	• Motivate and reward

• Bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.

• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Stock options	• Attract and retain • Motivate and reward • Align interests with shareholders

• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.

• Encourages long-term tenure and performance.

Benefits	• Attract and retain	• Competitive benefits ensure access to skilled employees necessary to achieve corporate objectives.

The Corporation does not maintain pension plans or benefit plans or provide additional perks to its senior officers.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year.  Base salaries depend on the officer's experience, responsibilities, skills and performance, general industry trends and practices, the Corporation's circumstances, including its existing financial resources, and the potential long term compensation provided by stock options as discussed below.  In addition to the above factors, decisions regarding any salary increases are impacted by each NEO's current salary.

Bonuses

While the Corporation has not yet established a formal annual bonus program, senior officers are generally eligible to receive an annual cash bonus in an amount up to a specified percentage of such officer's base salary, subject to the Corporation's financial situation.  Senior officers may also receive from time to time during the year cash bonuses to recognize exemplary performance or a special contribution.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the bonus awarded to the CFO in respect of 2019.  No bonus was paid to the CEO in respect of fiscal 2019, in order to conserve cash having regard to the Corporation's financial situation.

Stock Options

The grant of stock options to purchase Common Shares pursuant to the Corporation's Stock Option Plan is an integral component of the compensation packages of the senior officers of the Corporation.  The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders.  The CEO makes recommendations to the Compensation Committee for potential grants of stock options.  His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goals and objectives.  Stock options are granted by the Board, pursuant to the Corporation's Stock Option Plan, and based upon the recommendation of the Compensation Committee.  The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants.  Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to the NEOs in 2019.

Benefits

Senior officers are eligible to participate in the same benefits as offered to all full-time employees.  This includes participation in a traditional employee benefit plan consisting of health and dental care and life insurance.  The Corporation does not view these benefits as a significant element of its compensation structure, as they constitute only a small percentage of total compensation, but does believe that benefits be used in conjunction with base salary to attract and retain individuals in a competitive environment.  The Corporation does not currently have standard senior officer perks, but may provide such perks as is considered appropriate.

Analysis of 2019 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary of the NEOs in 2019.  The salary of the CFO was increased in 2019 having regard to the modest level of his prior salary, his seniority and significant experience, as well as the increase in the Corporation's business activity in 2019.

Bonuses

 See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the bonus awarded to the CFO in respect of 2019.  This bonus was awarded to recognize exemplary performance.  No bonus was paid to the CEO in respect of fiscal 2019 in order to conserve cash having regard to the Corporation's financial situation.

Stock Options

During 2019, the Board granted the following number of stock options to the NEOs under the Corporation's Option Plan:

Name	Number of Stock Options
Arnold T. Kondrat	875,000
Donat K. Madilo	400,000

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of the above stock option grants.  The rationale for these stock option grants was to provide additional long term incentives and to recognize performance.

Share Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return (assuming the re-investment of dividends of which there have been none) from December 31, 2014 to December 31, 2019, based upon a Cdn$100 investment made on December 31, 2014 in the Corporation's Common Shares, and compares the Corporation's cumulative shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Value of the S&P/TSX Composite Index (referred to in the table below as the "TSX Index") over the same period.  The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

December 31,	2014	2015	2016	2017	2018	2019
Loncor	$100	100	450	225	188	563

TSX Index	$100	92	111	121	110	136

As described above, various factors are considered in determining the compensation of senior officers.  The Common Share performance is one performance measure but there is no direct correlation between Common Share performance and executive compensation.

The Corporation operates in a commodity business and the Common Share price is impacted by the market price of gold, which has fluctuated widely and is affected by numerous factors that are difficult to predict and beyond the Corporation's control.  The Common Share price is also affected by other factors beyond the Corporation's control, including general and industry-specific economic and market conditions.  The Compensation Committee and the Board evaluate performance by reference to the Corporation's business plan rather than by short-term changes in Common Share price based on their view that the Corporation's long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the stock price may be depressed by short-term factors.

The trend shown by the performance graph above represents no change in the Corporation's cumulative total shareholder return in 2015, a large increase in 2016, a significant decrease in 2017, a 16% decrease in 2018 and then a large increase in 2019, with an overall significant increase from the December 31, 2014 price.  Over the same five-year period the compensation (salary and bonus) received by the Corporation's executive officers, in aggregate (as disclosed in the Corporation's management information circular each year in the Executive Compensation section of the circular in the table under "Summary Compensation Table"), has increased significantly, while the Corporation's business activity has also increased significantly during this period.  The Compensation Committee considers total executive compensation to be modest and reasonable in the Corporation's circumstances.

Compensation Committee Approval of CD&A

The Compensation Committee has reviewed and approved the CD&A and other compensation disclosure contained in this Circular, including the information contained below under the headings "Executive Compensation: Tables and Narrative" and "Director Compensation".

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the financial years ended December 31, 2019, December 31, 2018 and December 31, 2017, as applicable.

Name and Principal Position	Year	Salary (1) (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (5) (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	2019 2018 2017	$90,444 $101,685 $92,496	N/A N/A N/A	$114,176 Nil Nil	Nil Nil Nil	Nil Nil $52,291 (3)	$204,620 $101,685 $144,787

Name and Principal Position	Year	Salary (1) (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (5) (US$)	Total Compensation (US$)
Donat K. Madilo Chief Financial Officer	2019 2018 2017	$100,000 $25,737 Nil	N/A N/A N/A	$44,112 Nil Nil	Nil Nil Nil	$56,528 (4) Nil Nil	$200,640 $25,737 Nil

(1) The salary for Mr. Kondrat is paid in Canadian dollars.  The U.S. dollar amount set out in the above table for such salary in 2019 was calculated using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.  The salary for Mr. Madilo was paid in Canadian dollars for 2018.  The U.S. dollar amounts set out in the above table for the salaries of Messrs. Kondrat and Madilo in 2018 were calculated using an average exchange rate for 2018 of Cdn$1.00 = US$0.7721.  The U.S. dollar amount set out in the above table for the salary of Mr. Kondrat in 2017 was calculated using an average exchange rate for 2017 of Cdn$1.00 = US$0.7708.

(2) These amounts represent the grant date fair value of the stock options awarded in 2019, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537. There were three stock option grants to the NEOs in 2019 (on March 14, June 24 and December 6).  Grant date fair value of the stock options granted on March 14, 2019 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.14 per share, with the key valuation assumptions being stock price volatility of 100.56%, risk free interest rate of 1.66%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on June 24, 2019 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.18 per share, with the key valuation assumptions being stock price volatility of 95.11%, risk free interest rate of 1.37%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on December 6, 2019 to the NEOs was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.40 per share, with the key valuation assumptions being stock price volatility of 101.24%, risk free interest rate of 1.64%, no dividend yield and expected life of 3 years.

(3) This amount represents accrued "Retention Allowance" (see note (5) below) of US$7,708 and life insurance premiums paid by the Corporation of US$44,583.

(4) This amount represents a bonus awarded to Mr. Madilo.  This bonus was awarded in Canadian dollars.  The U.S. dollar amount set out in the above table for such bonus was calculated using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.

(5) The Corporation previously had a policy which provided that employees were entitled to receive a retention allowance (the "Retention Allowance") on termination of their employment with the Corporation, provided the employee had been with the Corporation for a minimum of two years and provided that termination was not due to misconduct (in the case of misconduct, the Retention Allowance was forfeited).  The amount of the Retention Allowance was equal to the employee's monthly base salary multiplied by the number of years the employee was with the Corporation (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.  While the Retention Allowance policy was discontinued by the Corporation effective December 31, 2017, the Retention Allowance amounts accrued for the NEOs up to December 31, 2017 remain recorded as a liability in the Corporation's financial statements.

The Corporation does not have any long-term incentive program other than its Stock Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2019:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Arnold T. Kondrat	Dec. 6, 2019	500,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$12,500	N/A	N/A
	June 24, 2019	250,000	Cdn$0.18 (US$0.14)	June 24, 2024	$48,750
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$28,125
	Mar. 11, 2016	250,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$61,250
Donat K. Madilo	Dec. 6, 2019	150,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$3,750	N/A	N/A
	June 24, 2019	125,000	Cdn$0.18 (US$0.14)	June 24, 2024	$24,375
	Mar. 14, 2019	125,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$28,125
	Mar. 11, 2016	250,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$61,250

(1) The stock options granted on March 11, 2016 and on March 14, 2019 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019 and on December 6, 2019, 2019 vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

(3) This is based on (a) the closing sale price per share of the Corporation's Common Shares on December 31, 2019 of Cdn$0.435 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.335 using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2019:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	$91,461	N/A	N/A
Donat K. Madilo	$39,837	N/A	N/A

(1) Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

CEO Agreement

The Corporation and Arnold T. Kondrat have entered into an employment contract (the "CEO Agreement") which sets out the terms upon which Mr. Kondrat performs the services of CEO of the Corporation.  Mr. Kondrat's annual salary under the CEO Agreement is US$250,000.  The term of the CEO Agreement commenced on January 1, 2020 and continues until December 31, 2024, provided that the Corporation may terminate the CEO Agreement at any time for just cause upon written notice to Mr. Kondrat.

The CEO Agreement includes a "performance bonus arrangement" consisting of a "Market Cap Performance Bonus" and a "Change of Control Performance Bonus" (as such terms are defined below).  These potential bonuses are alternative one-time cash bonuses, which are contingent on (a) the Corporation achieving a certain market capitalization (Cdn$2.00 per share) in the case of the Market Cap Performance Bonus, and (b) in the case of the Change of Control Performance Bonus, a change of control of the Corporation occurring where the purchase consideration paid by the aquiror is in excess of Cdn$165,000,000.  If one of these bonuses is paid, the other bonus will cease to be available.  In addition, in order to receive either of the bonuses, Mr. Kondrat must remain an employee in good standing of the Corporation (or a successor entity) immediately prior to the date that the bonus becomes available.

(a) Market Cap Performance Bonus

 The CEO Agreement provides that, in the event that the closing price of the Common Shares on the Toronto Stock Exchange equals or exceeds Cdn$2.00 per share for each of 45 consecutive trading days (such 45 trading days, the "Trading Period"):

(i) The Corporation shall, within two business days following the end of the Trading Period, provide written notice (the "Corporation Notice") to Mr. Kondrat stating that Mr. Kondrat is entitled to receive the Market Cap Performance Bonus (where "Market Cap Performance Bonus" means an amount equal to 5% of the "applicable market capitalization", where "applicable market capitalization" means Cdn$2.00 multiplied by the number of Common Shares outstanding as of the close of business on the last day of the Trading Period).  For example, if the applicable market capitalization is Cdn$220,000,000, the Market Cap Performance Bonus would be Cdn$11,000,000.

(ii) Subject to paragraph (iii) below, the Corporation shall pay the Market Cap Performance Bonus to Mr. Kondrat on a date (the "Payment Date") determined by Mr. Kondrat, provided, however, that the Payment Date must be within 24 months of Mr. Kondrat receiving the Corporation Notice.

(iii) Mr. Kondrat may at any time prior to the Payment Date by written notice to the Corporation waive his right to receive the Market Cap Performance Bonus and the Market Cap Performance Bonus shall thereafter forever cease to be available.

(b) Change of Control Performance Bonus

 The CEO Agreement also provides that, upon the occurrence of a "change of control" (as such term is defined in the CEO Agreement) of the Corporation where the "Sale Consideration" (as defined below) exceeds Cdn$165,000,000, the Corporation shall pay to Mr. Kondrat a cash amount (the "Change of Control Performance Bonus") equal to 5% of the Sale Consideration (for example, if the Sale Consideration is Cdn$170,000,000, the Change of Control Performance Bonus would be Cdn$8,500,000).  The Change of Control Performance Bonus shall be paid by the Corporation to Mr. Kondrat immediately upon the consummation of the change of control transaction.

"Sale Consideration" means the total fair market value of the gross consideration received or receivable by the Corporation's shareholders or, as applicable, by the Corporation (or one or more of its subsidiaries, as the case may be) pursuant to the change of control transaction, as determined in good faith by the Board.

CFO Agreement

The Corporation and Donat K. Madilo have entered into an employment contract (the "CFO Agreement") which sets out the terms upon which Mr. Madilo performs the services of CFO of the Corporation.  Mr. Madilo's annual salary under the Madilo Agreement is US$150,000.  The Corporation may terminate the CFO Agreement at any time for just cause upon written notice to Mr. Madilo.

The CFO Agreement also provides as follows: (a) in the event of a "change of control" (as such term is defined in the CFO Agreement) of the Corporation or the "constructive dismissal" (as such term is defined in the CFO Agreement) of Mr. Madilo, Mr. Madilo has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination Mr. Madilo holds stock options of the Corporation, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the CFO Agreement without cause, Mr. Madilo is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to Mr. Madilo by the Corporation and its subsidiaries in respect of the two most recent fiscal years.

The following table sets out estimates of the incremental amounts payable to Mr. Madilo upon identified termination events as set out in the CFO Agreement, assuming each such event took place on the last business day of fiscal year 2019 (and assuming that the current terms of the CFO Agreement as summarized above were in place as at the last business day of fiscal year 2019).  The table does not include the value of outstanding stock options that have previously vested, which awards are set out under "Incentive Plan Awards" above, but does include the value of unvested stock options that would vest upon the occurrence of the termination event.  See the disclosure below under "Terms of Stock Option Plan" for a detailed description of the Corporation's Option Plan, including a description of vesting and expiry of grants on termination.

Amount
Change of Control
Lump sum payment	US$300,000
Stock options	US$24,844
Termination Without Cause/Constructive Dismissal
Lump sum payment	US$300,000
Stock options	US$24,844

Director Compensation

Director compensation is designed to achieve the following goals: (a) compensation should attract and retain the most qualified people to serve on the Board; (b) compensation should align directors' interests with the long-term interests of shareholders; (c) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Corporation's size and scope: and (d) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The amounts earned by the non-executive directors of the Corporation during the financial year ended December 31, 2019 are set out in the table below under "Director Summary Compensation Table".

Non-executive directors are entitled to receive stock option grants under the Corporation's Stock Option Plan, as recommended by the Compensation Committee and determined by the Board.  The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Corporation's Common Shares on the Toronto Stock Exchange prior to the date the stock options are granted.  See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

Non-executive directors of the Corporation are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Executive directors of the Corporation are compensated as employees of the Corporation and are not entitled to additional compensation for performance of director duties.  Mr. Kondrat is the only executive director of the Corporation.

The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$5,000,000 as an aggregate limit of liability in each policy year.  The total annual premium payable by the Corporation for the policy is Cdn$20,500 and there is a deductible in the amount ranging from Cdn$10,000 to Cdn$25,000 depending on the claim (and Cdn$50,000 to Cdn$100,000 for claims brought in the United States).

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2019, other than Mr. Kondrat.  See "Summary Compensation Table" above for details regarding the compensation paid to Mr. Kondrat as an executive of the Corporation in respect of services rendered during 2019.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Zhengquan (Philip) Chen	$9,044	N/A	$23,636	N/A	Nil	$32,680
Richard J. Lachcik	Nil	N/A	$28,179	N/A	$37,685 (2)	$65,864
William R. Wilson	Nil	N/A	$28,179	N/A	$37,685 (2)	$65,864

(1) These amounts represent the grant date fair value of the stock options awarded in 2019, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.  There were three stock option grants to Messrs. Lachcik and Wilson in 2019 (on March 14, June 24 and December 6).  Grant date fair value of the stock options granted on March 14, 2019 was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.14 per share, with the key valuation assumptions being stock price volatility of 100.56%, risk free interest rate of 1.66%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on June 24, 2019 was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.18 per share, with the key valuation assumptions being stock price volatility of 95.11%, risk free interest rate of 1.37%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted on December 6, 2019 was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.40 per share, with the key valuation assumptions being stock price volatility of 101.24%, risk free interest rate of 1.64%, no dividend yield and expected life of 3 years.

Stock options were granted to Mr. Chen on July 2, 2019 and December 6, 2019.  Grant date fair value of the stock options granted on July 2, 2019 was calculated in accordance with the Black-Scholes model using the price of the Corporation's Common Shares on the date of grant of Cdn$0.14 per share, with the key valuation assumptions being stock price volatility of 94.49%, risk free interest rate of 1.43%, no dividend yield and expected life of 3 years.  See the paragraph above regarding the calculation of the grant date fair value of the stock options granted on December 6, 2019.

(2) Represents a bonus paid to Mr. Lachcik and Mr. Wilson in recognition of services performed by them as directors of the Corporation over the years.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2019 by the directors of the Corporation other than Mr. Kondrat.  See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2019.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Zhengquan (Philip) Chen	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$2,500	N/A	N/A
	July 2, 2019	75,000	Cdn$0.18 (US$0.14)	July 2, 2024	$14,625
Richard J. Lachcik	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$2,500	N/A	N/A
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$14,625
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$16,875
	Mar. 11, 2016	150,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$36,750
William R. Wilson	Dec. 6, 2019	100,000	Cdn$0.40 (US$0.31)	Dec. 6, 2024	$2,500	N/A	N/A
	June 24, 2019	75,000	Cdn$0.18 (US$0.14)	June 24, 2024	$14,625
	Mar. 14, 2019	75,000	Cdn$0.14 (US$0.11)	Mar. 14, 2024	$16,875
	Mar. 11, 2016	150,000	Cdn$0.12 (US$0.09)	Mar. 11, 2021	$36,750

(1) The stock options granted on March 11, 2016, March 14, 2019 and July 2, 2019 vest (or vested as applicable) as follows: 1/4 of the stock options granted to each optionee vest (or vested as applicable) on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  The stock options granted on June 24, 2019 and on December 6, 2019, vested as follows: 100% of the stock options granted to each optionee vested on the 4 month anniversary of the grant date.

(2) The exercise price of each of the stock options held by the directors is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

(3) This is based on (a) the closing sale price per share of the Corporation's Common Chares on December 31, 2019 of Cdn$0.435 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.335 using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Option Plan.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Corporation other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2019. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2019.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Zhengquan (Philip) Chen	Nil	N/A	N/A
Richard J. Lachcik	$23,902	N/A	N/A
William R. Wilson	$23,902	N/A	N/A

(1) Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2019, the number of Common Shares to be issued upon the exercise of any outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of any options, warrants and rights outstanding as at Dec. 31, 2019	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2019	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2019 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	4,840,000	Cdn$0.27	4,688,097
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Totals	4,840,000 (2)	Cdn$0.27	4,688,097 (3)

(1) The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Stock Option Plan.  See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of such plan.

(2) This number is equal to 5.08% of the number of Common Shares which were outstanding as at December 31, 2019.

(3) This number is equal to 4.92% of the number of Common Shares which were outstanding as at December 31, 2019.

TERMS OF STOCK OPTION PLAN

The rules of the Toronto Stock Exchange provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security-based compensation arrangements.  The following summarizes the terms of the Corporation's Stock Option Plan (the "Plan").

(a) Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b) The total number of Common Shares issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding Common Shares, from time to time (this term of the Plan is subject to receipt of shareholder approval at the Meeting - see the disclosure herein under "Amendment to Stock Option Plan").

 There are currently outstanding under the Plan 5,110,000 stock options entitling the holders to purchase an aggregate of 5,110,000 Common Shares (which is equal to 5.001% of the number of Common Shares which are currently outstanding), such that the number of new stock options currently available for future grants under the Plan is stock options to purchase an aggregate of 5,107,863 Common Shares (which is equal to 4.999% of the number of Common Shares which are currently outstanding).  Of the 5,110,000 stock options which are currently outstanding under the Plan, 1,170,000 (the "Conditional Options") of these are subject to and conditional upon the "Plan Amendment" (as defined herein under "Amendment to Stock Option Plan") being approved by the Corporation's shareholders.  None of the Conditional Options may be exercised until such approval has been obtained.  See the disclosure under "Amendment to Stock Option Plan" for additional information regarding the Conditional Options.  See the disclosure herein under "Securities Issuable Under Equity Compensation Plans" for information with respect to the stock options outstanding under the Plan as of December 31, 2019.

(c) 3,790,000 stock options were granted in 2019 representing a burn rate for the Plan for 2019 of 4.04%.  No stock options of the Corporation were granted in either 2017 or 2018.

(d) The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price".  "Market Price" means the last closing price of the Common Shares on the Toronto Stock Exchange prior to the date the stock option is granted.

(e) The total number of Common Shares issued to "insiders" (as such term is defined in Part 1 of the TSX Company Manual) of the Corporation, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(f) The total number of Common Shares issuable to "insiders" (as such term is defined in Part 1 of the TSX Company Manual) of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(g) All stock options shall be for a term determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise (but subject to the terms of the Plan), a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer or employee of or consultant to the Corporation or a subsidiary of the Corporation, as the case may be.

(h) Unless otherwise determined by the Board at the time of the granting of the stock options, one-quarter of the stock options granted to an optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(i) Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(j) Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option if the optionee holding such stock option is an insider of the Corporation.

(k) The Corporation may amend from time to time the terms and conditions of the Plan by resolution of the Board.  Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Toronto Stock Exchange (to the extent such consent is required).

(l) The Board has full and final discretion to interpret the provisions of the Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the Toronto Stock Exchange.

(m) The Plan does not provide for financial assistance by the Corporation to an optionee in connection with an option exercise.

The Board may, in its sole discretion, accelerate the vesting of currently outstanding stock options granted under the Plan in the event a take-over bid is made for the Common Shares, any change of control of the Corporation occurs or any other transaction involving the Corporation occurs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

 As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation.

 As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

 Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2019 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

In February 2020, the Corporation closed a private placement 6,000,000 Common Shares (the "Offered Shares") at a price of Cdn$0.40 per Offered Share for gross proceeds of Cdn$2,400,000.  Arnold T. Kondrat ("Kondrat"), who is Chief Executive Officer, a director and the largest shareholder of the Corporation, purchased 1,440,000 of the Offered Shares, Resolute Canada 2 Pty Ltd ("Resolute"), which holds more than 10% of the outstanding Common Shares, purchased 300,000 of the Offered Shares, and Donat K. Madilo ("Madilo"), who is Chief Financial Officer of the Corporation purchased 50,000 of the Offered Shares.  See the disclosure in this Circular under "Voting Securities and Principal Holders Thereof" with respect to the shareholdings of Kondrat and Resolute.  The address of each of Kondrat and Madilo is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.  The address of Resolute is Level 2, Australia Place, 15-17 William Street, Perth, Western Australia, 6000.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2019 (the "2019 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

CORPORATE GOVERNANCE MATTERS

The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular.  The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.  There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101.  The Board currently consists of four persons, three of whom have been determined to be independent within the meaning of National Instrument 58-101 and one of whom has been determined to not be independent within the meaning of National Instrument 58-101.  Each of Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson has been determined to be independent within the meaning of National Instrument 58-101.  Arnold T. Kondrat (who is Chief Executive Officer of the Corporation) has been determined to not be independent within the meaning of National Instrument 58-101.  It is proposed to add a fifth person to the Board, Peter N. Cowley, who is being nominated for election as a director of the Corporation at the Meeting (see "Election of Directors").  Mr. Cowley, if he is elected as a director at the Meeting, would not be independent within the meaning of National Instrument 58-101, as he is President of the Corporation.

The Board facilitates its exercise of independent judgment in carrying out its responsibilities by having a majority of independent directors on the Board and by having the Audit Committee and Compensation Committee comprised only of independent directors.  The Board also believes that the fiduciary duties placed on individual directors by the Ontario Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present.  As well, an in-camera session is held, without management present, at each Audit Committee meeting with the external auditors of the Corporation (when the auditors are present at the meeting).

Directorships

The following directors of the Corporation (and nominee director in the case of Peter N. Cowley) are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers

Zhengquan (Philip) Chen	None

Peter N. Cowley	Cluff Natural Resources plc

Arnold T. Kondrat	Gentor Resources Inc.

Richard J. Lachcik	Gentor Resources Inc.

William R. Wilson	Gentor Resources Inc.

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time.  During the financial year ended December 31, 2019, the Board held two meetings, the first one in March and the second one in September.  These meetings were attended by all directors, except in the case of Mr. Chen who was not able to attend the meeting in September (he was first appointed a director in June 2019).  In addition to the business conducted at such meeting, various other matters were approved by written resolution signed by all members of the Board.

Board Mandate

The Board does not have a written mandate.  In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation.  More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation.  The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the CEO of the Corporation.  The Corporation's CEO is responsible for the day-to-day operations of the Corporation.  The CEO and other members of senior management undertake a significant role in the long range planning and corporate finance activities of the Corporation.

Both of the Board's committees, the Audit Committee and the Compensation Committee, have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors.  Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.  The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity.

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code").  A copy of the Code may be obtained from the Chief Financial Officer of the Corporation at (416) 361-2510 and is also available on SEDAR at www.sedar.com.  Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code.  Any observed breaches of the Code must be reported to the Corporation's CEO.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization, including (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment.  The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct.

In accordance with the Ontario Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time.  The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and officers.

Diversity

The Corporation is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Corporation.  Loncor's objectives include providing a work environment that is free of discrimination and harassment, including based on gender.  Loncor is fully committed to increasing diversity on the Board over time.

Loncor has not adopted a formal written policy relating to the identification and nomination of female director nominees or executive officer candidates at this time.  It is important to note, however, that when identifying new candidates for nomination to the Board, the Compensation Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics, including gender.  In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director candidates.

Loncor considers gender diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account gender diversity.  The Corporation is an equal opportunity employer. However, the priority of Loncor in recruiting new candidates is ensuring individuals bring value to the Corporation and its shareholders by possessing a suitable mix of qualifications, experience, skills and expertise.

The Corporation does not currently have a female director on the Board or a female executive officer.  Loncor does not currently intend to adopt targets for female nominee directors or executive officers as the composition of the Board and the senior executive group is based on a broad variety of factors Loncor considers appropriate and it is ultimately the skills, experience, characteristics and qualifications of the individual that are most important in assessing the value the individual could bring to Loncor.

Term Limit and Retirement

The term of Loncor's directors expires at the end of the next annual meeting of shareholders or when a successor is elected or appointed to the Board.  Loncor does not impose term limits or mandatory retirement on its directors.  The Corporation believes that term limits or mandatory retirement based on age alone may create arbitrary and technical impediments to the selection of the most qualified persons.  The Board continually reviews a director's effectiveness and the mix of skills and expertise.

It has been the Board's experience that some of the longer-serving directors provide the most value to Loncor.  This approach enables Loncor to make decisions regarding the composition of its Board and senior management team based on what is in the best interests of the Corporation and its shareholders.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members.  To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2019 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2019 MD&A").  Copies of this Circular, the 2019 Financial Statements, the 2019 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2019 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com.  Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.  Unless otherwise indicated, information contained in this Circular is given as of May 27, 2020.

DATED the 27th day of May, 2020.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr

Corporate Secretary

APPENDIX "A"

MAJORITY VOTING POLICY

LONCOR RESOURCES INC.
(the "Corporation")

The Board of Directors of the Corporation (the "Board") believes that each director should have the confidence and support of the shareholders of the Corporation.  To that end, the Board has unanimously adopted this majority voting policy, and future nominees for election to the Board will be required to confirm that they will abide by it.

Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.  The Chairman of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded at the shareholders' meeting and is made public promptly after the meeting.  If the vote was by a show of hands rather than by ballot, the Corporation will disclose the number of shares voted by proxy in favour or withheld for each director.

If a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law.  In such a case, the nominee will be required forthwith to submit his or her resignation to the Board, effective on acceptance by the Board.

The compensation committee of the Board (or other committee to which has been delegated the responsibility of administering this policy) will consider the offer of resignation and make a recommendation to the Board.  Except in special circumstances that would warrant the continued service of the director on the Board, the committee will be expected to recommend that the Board accept the resignation.  The Board will make its decision and announce it in a press release within 90 days after the shareholders' meeting at which the candidacy of the director was considered.  A copy of this press release will be provided to the Toronto Stock Exchange.  Absent exceptional circumstances, the Board must accept the resignation of the director.  If the Board determines to not accept the resignation, the press release must fully state the reasons for that decision.

The director who tendered the resignation will not participate in the decision-making process, but may be counted for the purpose of determining whether the Board has quorum.

Subject to any corporate law restrictions, the Board may (i) leave a vacancy in the Board unfilled until the next annual general meeting of shareholders, (ii) fill the vacancy by appointing a new director who, in the opinion of the Board, merits the confidence of the shareholders, or (iii) call a special meeting of shareholders to consider new Board nominee(s) to fill the vacant position(s).

This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.

APPENDIX "B"

CHANGE OF AUDITORS "REPORTING PACKAGE"

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NOTICE OF CHANGE OF AUDITORS

TO: Kreston GTA LLP
McGovern Hurley LLP

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("**NI 51-102**"). Loncor Resources Inc. (the "**Company**") hereby gives notice of the following:

2. The resignation of the former auditor as auditor of the Company was not considered by the audit committee of the board of directors of the Company or the board of directors of the Company, prior to receipt of the Resignation Letter.

3. On January 16, 2020, the board of directors of the Company, on the recommendation of the audit committee of the board of directors of the Company, appointed Kreston GTA LLP as the new auditor of the Company.

4. The former auditor's reports on the financial statements of the Company for the years ended December 31, 2018 and December 31, 2017 did not express a modified opinion.

5. There have been no reportable events (as defined in NI 51-102).

DATED the 17th day January, 2020.

LONCOR RESOURCES INC.

Per: (signed) *"Donat Madilo"*
Name: Donat Madilo
Title: Chief Financial Officer

KRESTON
GTA

January 21, 2020

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Loncor Resources Inc.
Change of Auditor Pursuant to National Instrument 51-102 (Part 4.11)

As required by National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice dated January 17, 2020 and confirm our agreement with the information contained in the Notice pertaining to our firm. We have no basis to agree or disagree with any of the other information contained in the Notice.

Yours very truly,

Kreston GTA LLP

Chartered Professional Accountants, Licensed Public Accountants
Markham, Ontario

cc: Loncor Resources Inc.– Board of Directors

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firms

McGovern Hurley LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

251 Consumers Road, Suite 800
Toronto, Ontario
M2J 4R3
Canada

Tel 416-496-1234
Fax 416-496-0125
Email info@mcgovernhurley.com
Web mcgovernhurley.com

#

January 20, 2019

To: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs
Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Loncor Resources Inc.

We have read the Notice of Change of Auditor dated January 17, 2020 of Loncor Resources Inc. (the "**Corporation**") and, in accordance with section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations*, we confirm that (a) we agree with the statements in items 1, 4 and 5 of the said Notice, and (b) we have no basis to agree or disagree with the statements in items 2 and 3 of the said Notice.

Yours very truly,

McGovern Hurley LLP

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

A member of UHY International, a network of independent accounting and consulting firms

NOTICE OF CHANGE OF AUDITORS

TO: McGovern Hurley LLP

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("**NI 51-102**"), Loncor Resources Inc. (the "**Company**") hereby gives notice of the following:

2. As a result of the resignation of the former auditor effective November 29, 2019, the Company has commenced the process of engaging a new auditor for the Company.

3. The resignation of the former auditor as auditor of the Company was not considered by the audit committee of the board of directors of the Company or the board of directors of the Company, prior to receipt of the Resignation Letter.

4. The former auditor's reports on the financial statements of the Company for the years ended December 31, 2018 and December 31, 2017 did not express a modified opinion.

5. There have been no reportable events (as defined in NI 51-102).

DATED the 2nd day December, 2019.

LONCOR RESOURCES INC.

Per: (signed) *"Donat Madilo"*
Name: Donat Madilo
Title: Chief Financial Officer

McGovern Hurley LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

251 Consumers Road, Suite 800
Toronto, Ontario
M2J 4R3
Canada

Tel 416-496-1234
Fax 416-496-0125
Email info@mcgovernhurley.com
Web mcgovernhurley.com

December 3, 2019

To: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs
Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Loncor Resources Inc.

We have read the Notice of Change of Auditor dated December 2, 2019 of Loncor Resources Inc. (the "**Corporation**") and, in accordance with section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations*, we confirm that (a) we agree with the statements in items 1, 4 and 5 of the said Notice, and (b) we have no basis to agree or disagree with the statements in items 2 and 3 of the said Notice.

Yours very truly,

McGovern Hurley LLP

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

A member of UHY International, a network of independent accounting and consulting firms

APPENDIX "C"

LONCOR RESOURCES INC.

Stock Option Plan

 The board of directors of Loncor Resources Inc. (the "Corporation") wishes to establish a stock option plan (the "Plan") governing the issuance of stock options (the "Stock Options") to directors, officers and employees of the Corporation or subsidiaries of the Corporation and persons or corporations who provide services to the Corporation or its subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its subsidiaries.  Capitalized terms, not otherwise defined herein, have the meanings ascribed thereto in the TSX Venture Exchange Corporate Finance Manual.

 The terms and conditions of the Plan for issuance of Stock Options are as follows:

1. Purposes

 The principal purposes of the Plan are:

(a) to retain and attract qualified directors, officers, employees and service providers which the Corporation and its subsidiaries require;

(b) to promote a proprietary interest in the Corporation and its subsidiaries;

(c) to provide an incentive element in compensation; and

(d) to promote the profitability of the Corporation and its subsidiaries.

2. Reservation of Shares

 The total number of common shares in the capital of the Corporation ("Common Shares") issuable upon the exercise of all outstanding Stock Options granted under this Plan shall not at any time exceed 10% of the total number of outstanding Common Shares, from time to time.  This Plan is considered an "evergreen" plan, since the Common Shares covered by Stock Options which have been exercised or terminated shall be available for subsequent grants under this Plan and the number of Stock Options available to grant increases as the number of outstanding Common Shares increases.

3. Eligibility

 Stock Options shall be granted only to persons, firms or corporations ("Eligible Optionees") who are Directors, Employees, Consultants or Management Company Employees of the Corporation or a subsidiary of the Corporation.  Where the Eligible Optionee is an Employee, Consultant or Management Company Employee, the board of directors of the Corporation (the "Board") shall confirm that the Eligible Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or a subsidiary of the Corporation prior to any grant of Stock Options.

 Stock Options may also be granted to a corporation which is wholly-owned by an Eligible Optionee if the corporation agrees not to effect or permit any transfer of ownership or option of shares of the corporation, nor to issue further shares of any class in the corporation to any other individual or entity as long as any Stock Options granted to the corporation remain outstanding, without the prior written consent of the TSX Venture Exchange.  Unless the context otherwise requires, the term Eligible Optionee as used herein, shall include any such corporation.

4. Granting of Stock Options

 The Board may from time to time grant Stock Options to Eligible Optionees.  At the time a Stock Option is granted, the Board shall determine the number of Common Shares of the Corporation available for purchase under the Stock Option, the date when the Stock Option is to become effective and, subject to the other provisions of this Plan, all other terms and conditions of the Stock Option.

5. Exercise Price

              The exercise price (the "Exercise Price") of each Stock Option shall be determined in the discretion of the Board at the time of the granting of the Stock Option, provided that the exercise price shall not be lower than the "Market Price".  "Market Price" shall mean the last closing price of the Common Shares on the TSX Venture Exchange prior to the date the Stock Option is granted; provided that in the event the Common Shares are not listed on the TSX Venture Exchange but are listed on another stock exchange or stock exchanges, the foregoing reference to the TSX Venture Exchange shall be deemed to be a reference to such other stock exchange, or if more than one, to such one as shall be designated by the Board, and to the extent that the Common Shares are not listed on any exchange, the Market Price shall be such price as is determined by the Board in good faith.

6. Term and Exercise Periods

(a) All Stock Options shall be for a term determined in the discretion of the Board at the time of the granting of the Stock Options, provided that no Stock Option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise, a Stock Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Eligible Optionee who holds such Stock Option ceasing to be at least one of a Director, Employee, Management Company Employee or Consultant of the Corporation or a subsidiary of the Corporation.

(b) Unless otherwise determined by the Board at the time of the granting of the Stock Options pursuant to clause 6(c)(iii) below, 1/4 of the Stock Options granted pursuant hereto will vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the date of the grant of the Stock Options (the "Grant Date").  For greater clarity, unless otherwise determined pursuant to the terms hereof, all Stock Options granted to an Eligible Optionee will be available to exercise and purchase Common Shares on the 24 month anniversary of the Grant Date.

(c) By way of example, without limiting the generality of the foregoing or the discretion of the Board, the Board may, at the time of the granting of the Stock Option, determine:

(i) that a Stock Option is exercisable only while the Eligible Optionee remains at least one of a Director, Employee, Management Company Employee or Consultant and for a limited period of time ("Additional Period") after the Eligible Optionee ceases to be at least one of a Director, Employee, Management Company Employee or Consultant (which Additional Period may not exceed 90 days or, in the case of an Eligible Optionee engaged in Investor Relations Activities, 30 days);

(ii) that a Stock Option can be exercisable for an Additional Period or for its remaining term (which Additional Period or remaining term may not exceed one year) after the death, disability or incapacity of an Eligible Optionee;

(iii) that a Stock Option has a different vesting schedule than that specified in subsection 6(b) above; or

(iv) that a Stock Option may provide for early exercise and/or termination or other adjustment in the event of a death of a person and in other circumstances, such as if the Corporation shall resolve to sell all or substantially all of its assets, to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation, if a take-over bid is made for Common Shares of the Corporation, or if any change of control of the Corporation occurs.

7. Non-Assignability

              Other than a limited right of assignment, subject to the terms upon which the Stock Option is granted, in the event of the death of an Eligible Optionee to allow the exercise of Stock Options by the Eligible Optionee's legal representative, Stock Options shall not be assignable or transferable by the Eligible Optionees.

8. Payment of Exercise Price

              All shares issued pursuant to the exercise of a Stock Option shall be paid for in full in Canadian funds at the time of exercise of the Stock Option and prior to the issue of the shares.  All Common Shares issued in accordance with the foregoing shall be issued as fully paid and non-assessable Common Shares.

9. Non-Exercise

 If any Stock Option granted pursuant to the Plan is not exercised for any reason whatsoever, upon the expiry of the Stock Options pursuant to the terms of its grant or the terms hereof, the shares reserved and authorized for issuance pursuant to such Stock Option shall revert to the Plan and shall be available for other Stock Options.  Notwithstanding the foregoing, at no time shall there be outstanding Stock Options exceeding, in the aggregate, the number of Common Shares reserved for issuance pursuant to Stock Options under this Plan.

10. Adjustment in Certain Circumstances

 In the event:

(a) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b) of any stock dividend to holders of Common Shares (other than such stock dividends issued at the option of shareholders of the Corporation in lieu of substantially equivalent cash dividends); or

(c) that any rights are granted to holders of Common Shares to purchase Common Shares at prices substantially below fair market value; or

(d) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares;

then in any such case the Board may make such adjustment in the Plan and in the Stock Options granted under the Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Stock Options, and such adjustments may be included in the Stock Options.

11. Expenses

 All expenses in connection with the Plan shall be borne by the Corporation.

12. Compliance with Laws

 The Corporation shall not be obliged to issue any shares upon exercise of Stock Options if the issue would violate any law or regulation or any rule of any governmental authority or stock exchange. The Corporation shall not be required to issue, register or qualify for resale any shares issuable upon exercise of Stock Options pursuant to the provisions of a prospectus or similar document, provided that the Corporation shall notify the TSX Venture Exchange or any other stock exchange on which the shares of the Corporation are listed and any other appropriate regulatory bodies in Canada of the existence of the Plan and the issuance and exercise of Stock Options.

 In addition to any resale restrictions that may be applicable under applicable securities laws, all Stock Options and any shares issued on the exercise of Stock Options shall be legended with a four month hold period from the date the Stock Options are granted, as required by the rules of the TSX Venture Exchange.

13. Disinterested Shareholder Approval

 Disinterested shareholder approval shall be obtained by the Corporation prior to any reduction in the Exercise Price if the Optionee is an Insider of the Corporation at the time of a proposed reduction of the Exercise Price.

14. Form of Stock Option Agreement

 All Stock Options shall be issued by the Corporation in a form which meets the general requirements and conditions set forth in this Plan and the requirements of the TSX Venture Exchange or such other exchange on which the shares of the Corporation are listed from time to time.

15. Amendments and Termination

 The Corporation shall retain the right to (a) amend from time to time the terms of the Plan or to terminate the Plan by resolution of the Board, and (b) amend from time to time the terms of outstanding Stock Options by resolution of the Board.  Any such amendments or termination shall be subject to the consent of any applicable regulatory body, including any stock exchange on which the Corporation's shares are listed (to the extent such consent is required).  Any amendment to the terms of outstanding Stock Options shall be subject to the consent of the Eligible Optionee holding such Stock Options.  Any amendment to the terms of the Plan shall take effect only with respect to Stock Options granted thereafter, provided that such amendment may apply to any Stock Options previously granted with the consent of the Eligible Optionees holding such Stock Options.

16. Delegation of Administration of the Plan

 Subject to the Business Corporations Act (Ontario) or any other legislation governing the Corporation, the Board may delegate to one or more directors of the Corporation, on such terms as it considers appropriate, all or any part of the powers, duties and functions relating to the granting of Stock Options and the administration of the Plan.

17. Applicable Law

              This Plan shall be governed by and construed in accordance with the laws in force in the Province of Ontario.

18. Stock Exchange

 To the extent applicable, the issuance of any shares of the Corporation pursuant to Stock Options issued pursuant to this Plan is subject to approval of the Plan and the issuance of the Stock Options by the TSX Venture Exchange or other stock exchange upon which the Common Shares are listed, and the Plan shall be subject to the ongoing requirements of such exchange.

19. Administration

 This Plan shall be administered by the Board.  The Board shall have full and final discretion to interpret the provisions of this Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of this Plan.  All decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and on all persons eligible to participate in this Plan, subject to shareholder approval if required by any stock exchange on which the Corporation's shares are listed.

20. Limitation on Shares Issuable to Insiders

(a) The total number of Common Shares issued to "insiders" (as such term is defined in Part 1 of the TSX Company Manual) of the Corporation, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(b) The total number of Common Shares issuable to "insiders" (as such term is defined in Part 1 of the TSX Company Manual) of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.